SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia de Bebidas das
Américas - AmBev

Consolidated Interim Financial Statements as
at June 30, 2012 and Report on Review of

Consolidated Interim Accounting Information

Report on Review of Consolidated

Interim Accounting Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev (the "Company"), as at June 30, 2012, comprising the consolidated interim balance sheet as at June 30, 2012 and the consolidated interim income statements, comprehensive income, changes in equity and cash flows for the three and six -month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this consolidated interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Companhia de Bebidas das Américas - AmBev

Conclusion on the consolidated

interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the consolidated interim accounting information.

Other matters

Consolidated interim statements

of value added

We have also reviewed the consolidated interim statements of value added for the three and six-month period ended June 30, 2012, which is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been properly prepared, in all material respects, in relation to the consolidated interim accounting information taken as a whole.

São Paulo, July 30, 2012.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at June 30, 2012 and December 31, 2011

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2012	12/31/2011

Current assets
Cash and cash equivalents		4,891,112	8,076,241
Investment securities	4	244,033	193,385
Trade and other receivables		3,853,782	3,879,570
Inventories	5	2,572,503	2,238,517
Taxes receivable		136,303	291,327
Assets held for sale		4,216	400
		11,701,949	14,679,440

Non-current assets
Investment securities	4	277,630	242,106
Trade and other receivables		1,869,032	1,231,992
Deferred tax assets	6	1,857,011	1,447,135
Taxes receivable		12,284	16,295
Employee benefits		18,506	18,506
Investments in associates		23,232	21,681
Property, plant and equipment	7	10,409,245	9,265,210
Intangible assets		2,636,089	1,763,034
Goodwill	8	19,716,998	17,454,019
		36,820,027	31,459,978

Total assets		48,521,976	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at June 30, 2012 and December 31, 2011

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	06/30/2012	12/31/2011

Current liabilities
Trade and other payables		9,106,416	11,288,020
Interest-bearing loans and borrowings	9	1,909,254	2,212,078
Bank overdrafts		910	12,306
Income tax and social contribution payable		1,036,518	793,864
Provisions	10	115,720	101,645
		12,168,818	14,407,913

Non-current liabilities
Trade and other payables		3,080,137	1,196,609
Interest-bearing loans and borrowings	9	2,235,190	1,890,208
Deferred tax liabilities	6	984,285	734,484
Provisions	10	528,053	478,418
Employee benefits		1,692,191	1,602,941
		8,519,856	5,902,660

Total liabilities		20,688,674	20,310,573

	11
Issued capital		11,743,058	8,303,936
Reserves		11,845,216	17,307,384
Retained earnings		3,139,704	-
Equity attributable to equity holders of Ambev		26,727,978	25,611,320

Non-controlling interests		1,105,324	217,525

Total equity and liabilities		48,521,976	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the six and three-month period ended June 30, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Net sales	13	14,061,117	12,373,744	6,825,403	5,811,646
Cost of sales		(4,613,137)	(4,125,693)	(2,300,399)	(2,018,604)
Gross profit		9,447,980	8,248,051	4,525,004	3,793,042

Sales and marketing expenses		(3,550,916)	(3,024,645)	(1,803,545)	(1,510,816)
Administrative expenses		(646,618)	(532,241)	(343,007)	(209,597)
Other operating income/(expenses)	14	308,477	296,802	169,292	161,491
Income from operations before special items		5,558,923	4,987,967	2,547,744	2,234,120

Special items	15	(26,774)	(5,292)	(26,774)	(4,754)
Income from operations		5,532,149	4,982,675	2,520,970	2,229,366

Finance cost	16	(560,005)	(544,209)	(292,063)	(269,847)
Finance income	16	331,689	473,366	123,744	244,493
Net finance cost		(228,316)	(70,843)	(168,319)	(25,354)

Share of results of associates		59	109	(301)	23
Income before income tax		5,303,892	4,911,941	2,352,350	2,204,035

Income tax expense	17	(979,613)	(960,206)	(394,757)	(358,340)
Net income		4,324,279	3,951,735	1,957,593	1,845,695

Attributable to:
Equity holders of Ambev		4,278,830	3,921,240	1,932,377	1,832,566
Non-controlling interests		45,449	30,495	25,216	13,129

Basic earnings per share – preferred		1.45	1.33	0.65	0.62
Diluted earnings per share– preferred		1.44	1.32	0.65	0.62
Basic earnings per share – common		1.32	1.21	0.59	0.57
Diluted earnings per share– common		1.31	1.21	0.59	0.57

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month period ended June 30, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month year ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Net income	4,324,279	3,951,735	1,957,593	1,845,695

Exchange differences on translation of foreign operations (gains/ (losses))	542,052	(296,938)	596,778	(230,050)
Actuarial gains and (losses)	(46,181)	(32,979)	(28,565)	(17,245)
Gains/losses of non-controlling interest´s share	866,606	(183)	866,606	(183)
Put option of a subsidiary interest	(1,958,262)	-	(1,958,262)	-
Cash flow hedges - gains / (losses)	-	-	-	-
Recognized in Equity (cash flow hedge)	364,087	(154,190)	348,993	(129,172)
Removed from Equity and included in profit or loss	(211,541)	(82,652)	(121,927)	(25,098)
Deferred income tax variance in Equity and other changes	(85,570)	63,282	(122,840)	45,900
Total cash flow hedges	66,976	(173,560)	104,226	(108,370)
Net income (loss) recognized directly in Equity	(528,809)	(503,660)	(419,217)	(355,848)

Total comprehensive income	3,795,470	3,448,075	1,538,376	1,489,847

Attributable to:
Equity holders of Ambev	2,877,001	3,417,074	638,814	1,481,855
Non-controlling interest	918,469	31,001	899,562	7,992

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	10,643,510	208,832	1,030,977	697,865	-	(997,025)	46,304	1,473	-	-	(1,354,610)	25,611,320	217,525	25,828,845

Net income	-	-	-	-	-	-	-	-	-	-	-	4,278,830	-	-	-	-	-	-	4,278,830	45,449	4,324,279
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	371,392	-	-	-	-	-	371,392	170,660	542,052
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	67,407	-	-	-	-	67,407	(431)	66,976
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,686)	170,604	-	-	163,918	702,688	866,606
Put option of a subsidiary interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,958,262)	-	(1,958,262)	-	(1,958,262)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(46,284)	(46,284)	103	(46,181)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	4,278,830	371,392	67,407	(6,686)	170,604	(1,958,262)	(46,284)	2,877,001	918,469	3,795,470
Shares issued	3,439,122	-	-	-	(110,964)	(11,527)	-	(3,290,295)	-	-	-	-	-	-	-	-	-	-	26,336	-	26,336
Dividends	-	-	-	-	-	-	-	-	-	-	(681,355)	(177,681)	-	-	-	-	-	-	(859,036)	(30,670)	(889,706)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(976,202)	-	-	-	-	-	-	(976,202)	-	(976,202)
Share-based payment	-	-	-	-	-	54,032	-	-	-	-	-	-	-	-	-	-	-	-	54,032	-	54,032
Treasury shares	-	(14,851)	-	-	-	-	(5,379)	-	-	-	-	-	-	-	-	-	-	-	(20,230)	-	(20,230)
Others	-	-	-	-	-	-	-	-	-	-	-	14,757	-	-	-	-	-	-	14,757	-	14,757
At June 30, 2012	11,743,058	(12,101)	8,335	4,983,056	1,629,993	477,580	(145,494)	7,353,215	208,832	1,030,977	16,510	3,139,704	(625,633)	113,711	(5,213)	170,604	(1,958,262)	(1,400,894)	26,727,978	1,105,324	27,833,302

	Attributable to equity holders of Ambev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	-	-	-	(850,885)	24,361,863	202,979	24,564,842

Net income	-	-	-	-	-	-	-	-	-	-	-	3,921,240	-	-	-	-	-	-	3,921,240	30,495	3,951,735
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	(299,095)	-	-	-	-	-	(299,095)	2,157	(296,938)
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(173,565)	-	-	-	-	(173,565)	5	(173,560)
Gains/losses of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473	-	-	-	1,473	(1,656)	(183)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(32,979)	(32,979)	-	(32,979)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	3,921,240	(299,095)	(173,565)	1,473	-	-	(32,979)	3,417,074	31,001	3,448,075
Shares issued	156,774	-	-	-	(136,206)	(15,560)	-	-	-	-	-	-	-	-	-	-	-	-	5,008	-	5,008
Dividends	-	-	-	-	-	-	-	-	-	-	(2,267,506)	-	-	-	-	-	-	-	(2,267,506)	(29,755)	(2,297,261)
Interest on capital	-	-	-	-	-	-	-	(737,933)	-	-	-	-	-	-	-	-	-	-	(737,933)	-	(737,933)
Share-based payment	-	-	-	-	-	52,782	-	-	-	-	-	-	-	-	-	-	-	-	52,782	-	52,782
Treasury shares	-	4,400	-	-	-	-	(13,346)	-	-	-	-	-	-	-	-	-	-	-	(8,946)	-	(8,946)
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,937)	(2,937)
At June 30, 2011	7,770,554	(29)	8,335	4,983,056	2,058,494	369,470	(109,805)	5,353,078	208,832	661,389	2,022,800	3,921,240	(1,500,349)	(42,332)	1,473	-	-	(883,864)	24,822,342	201,288	25,023,630

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the six and three-month period ended  June 30, 2012 and 2011

 (Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Net income		4,324,279	3,951,735	1,957,593	1,845,695
Depreciation, amortization and impairment		806,998	694,137	427,873	349,479
Impairment losses on receivables and inventories		68,484	35,113	35,848	18,112
Additions/(reversals) in provisions and employee benefits		77,014	30,517	43,605	6,543
Net finance cost	16	228,316	70,843	168,319	25,354
Loss/(gain) on sale of property, plant and equipment and intangible assets		3,578	(4,200)	873	(1,971)
Loss/(gain) on assets held for sale		3,676	(991)	3,251	(1,153)
Equity-settled share-based payment expense	18	63,162	56,729	30,033	27,408
Income tax expense	17	979,613	960,206	394,757	358,340
Share of result of associates		(59)	(109)	301	(23)
Other non-cash items included in the profit		(108,567)	(42,677)	(51,595)	(3,504)
Cash flow from operating activities before changes in working capital and use of provisions		6,446,494	5,751,303	3,010,858	2,624,280

Decrease/(increase) in trade and other receivables		161,097	87,927	196,765	(236,977)
Decrease/(increase) in inventories		(254,640)	(231,108)	(83,732)	129,989
Increase/(decrease) in trade and other payables		(2,345,780)	(1,034,931)	(374,903)	71,994
Cash generated from operations		4,007,171	4,573,191	2,748,988	2,589,286

Interest paid		(132,866)	(283,192)	(32,575)	(54,953)
Interest received		348,253	125,428	109,753	39,642
Income tax paid		(918,665)	(755,980)	(229,376)	(150,094)
Cash flow from operating activities		3,303,893	3,659,447	2,596,790	2,423,881

Proceeds from sale of property, plant and equipment and intangible assets	7	11,833	11,683	3,676	4,048
Acquisition of property, plant and equipment and intangible assets	7	(993,774)	(1,582,485)	(628,161)	(1,001,725)
Acquisition of subsidiaries, net of cash acquired		(2,453,302)	-	(2,453,302)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(43,787)	542,505	1,226,756	544,137
Net proceeds/(acquisition) of other assets		(12,970)	3,092	(6,833)	1,902
Repayments of loans granted		-	-	-	(295)
Cash flow from investing activities		(3,492,000)	(1,025,205)	(1,857,864)	(451,933)

Capital increase	11	26,336	5,008	20,391	4,798
Advances for future capital increase		170,485	198,695	170,485	198,695
Proceeds from borrowings		649,290	175,041	(57,466)	96,209
Proceeds/repurchase of treasury shares		(20,230)	(4,225)	(20,033)	(4,163)
Repayment of borrowings		(1,318,675)	(1,600,751)	(335,795)	(1,455,531)
Cash net of finance costs other than interests		(143,270)	(91,884)	(160,191)	(78,158)
Payment of finance lease liabilities		(4,106)	(3,738)	(3,077)	(2,867)
Dividends paid		(2,531,260)	(1,838,602)	(2,465,758)	(29,536)
Cash flow from financing activities		(3,171,430)	(3,160,456)	(2,851,444)	(1,270,553)

Net increase/(decrease) in cash and cash equivalents		(3,359,537)	(526,214)	(2,112,518)	701,395
Cash and cash equivalents less bank overdrafts at beginning of year		8,063,935	5,908,299	6,706,551	4,628,663
Effect of exchange rate fluctuations		185,804	(155,697)	296,169	(103,670)
Cash and cash equivalents less bank overdrafts at end of year		4,890,202	5,226,388	4,890,202	5,226,388

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Six-month period ended June 30, 2012 and 2011

 (Expressed in thousands of Brazilian Reais)

	Six-month period ended:
	06/30/2012	06/30/2011

Revenues	22,130,615	19,387,996
Sale of goods, products and services	21,972,979	19,227,965
Other operating income	209,601	175,701
Allowance for/reversal of doubful accounts	(51,965)	(15,670)
Input acquired from third parties	(9,720,086)	(8,431,943)
Costs of products, goods and services sold	(5,885,323)	(5,030,860)
Materials - energy - third party services - others	(3,803,658)	(3,380,386)
(Loss)/recovery of assets	(31,105)	(20,697)
Gross added value	12,410,529	10,956,053
Retention	(775,890)	(673,470)
Depreciation and amortization	(775,890)	(673,470)
Net added value produced	11,634,639	10,282,583
Value added received in transfer	250,547	405,289
Share of results of associates	59	109
Financial income	331,689	473,366
Others	(81,201)	(68,186)
Total added value to be distribute	11,885,186	10,687,872
Distribution of value added	11,885,186	10,687,872
Employees	1,429,904	1,196,031
Direct remuneration	1,140,752	936,750
Benefits	111,582	99,098
Government severance indemnity fund for employees	33,692	30,114
Others	143,878	130,069
Taxes, fees and contribution	5,522,232	4,944,572
Federal	2,439,282	2,374,191
State	3,074,069	2,562,264
Municipal	8,881	8,117
Remuneration of third party capital	608,771	595,534
Interest	524,378	538,761
Rent	84,393	56,773
Remuneration of own capital	4,324,279	3,951,735
Interest on shareholder's equity	976,309	-
Dividends	162,758	-
Retained earnings/losses for the period	3,139,763	3,921,240
Non-controlling interest	45,449	30,495

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Revenue
14.	Other operating income/(expenses)
15.	Special items
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Acquisitions of subsidiaries
23.	Related parties
24.	Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercados e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events between January and June of 2012:

On April 13, 2012 the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, became indirectly shareholder, together with ELJ, of Tenedora CND S.A., a holding company which own the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND. For additional details see Note 22 – Acquisitions of subsidiaries.

In addition, Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise.

Major corporate events between January and June of 2011:

In February 2011, as part of an operational and corporate reorganization project of the Ambev group, to streamline the accounting, financial and management functions by segregating manufacturing and distribution activities of the Group, seeking to increase economic efficiency, promote synergy gains and reduce operating and financial costs through the simplification of the current corporate structure, the following events occurred: (i) partial spin-off of Ambev Brasil Bebidas S.A. and Fratelli Vita Bebidas S.A., by spinning off net assets (including all its distribution assets) to Morena Distribuidora de Bebidas S.A., and (ii) the merger of Fratelli Vita Bebidas S.A. with Ambev Brasil Bebidas S.A., by merging its assets.

The consolidated financial statements were approved by the Board of Directors on July 27, 2012.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended December 31, 2011. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade and other receivables (Note 19);

(f) Cash and cash equivalents (Note 20);

(g) Employee benefits (Note 23);

(h) Trade and other payables (Note 25);

(i) Operating leases (Note 28);

(j) Contingencies (Note 30);

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no changes in accounting policies for the interim financial statements as of June 30, 2012, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2011 and, as previously presented in the consolidated interim financial statements at March 31, 2012.

 4. INVESTMENT SECURITIES

	06/30/2012	12/31/2011
Current investments
Financial asset at fair value through profit or loss-held for trading	244,033	193,385
	244,033	193,385

Non-current investments
Equity securities available-for-sale	179,220	165,851
Debt held-to-maturity	98,410	76,255
	277,630	242,106

Equity securities available-for-sale

Equity securities of R$179,220 (R$165,851 at December 31, 2011), classified as available for sale in the interim financial statements as of June 30, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date net of reductions in the recoverable amount of the asset.

5. INVENTORIES

	06/30/2012	12/31/2011

Finished goods	807,624	548,896
Work in progress	192,114	123,962
Raw material	1,233,189	1,221,925
Consumables	69,832	51,463
Spare parts and other	251,396	206,555
Prepayments	42,014	102,829
Impairment losses	(23,666)	(17,113)
	2,572,503	2,238,517

Losses on inventories recognized in the income statement amounted to R$43,280 as of June 30, 2012 (R$24,893 in June 30, 2011).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution in Brazil. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2012			12/31/2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	35,849	-	35,849	33,169	-	33,169
Derivatives	117,145	-	117,145	8,561	(20,247)	(11,686)
Inventories	100,876	-	100,876	100,756	(1,534)	99,222
Loss carryforwards	534,766	-	534,766	322,833	-	322,833
Tax credits for corporate restructuring	405,307	-	405,307	580,828	-	580,828
Employee benefits	441,901	(68)	441,833	478,752	(54)	478,698
Property, plant and equipment	26,197	(230,335)	(204,138)	2,617	(150,345)	(147,728)
Intangible assets	5,959	(608,551)	(602,592)	5,536	(355,698)	(350,162)
Goodwill	39,294	-	39,294	58,671	-	58,671
Trade and other payables	-	(133,837)	(133,837)	-	(303,013)	(303,013)
Interest-bearing loans and borrowings	-	-	-	-	(19,393)	(19,393)
Provisions	216,044	(2,341)	213,703	270,083	(4,328)	265,755
Partnership profit	-	(69,994)	(69,994)	-	(311,776)	(311,776)
Other items	155,670	(161,156)	(5,486)	17,233	-	17,233
Gross deferred tax assets / (liabilities)	2,079,008	(1,206,282)	872,726	1,879,039	(1,166,388)	712,651
Netting by taxable entity	(221,997)	221,997	-	(431,904)	431,904	-
Net deferred tax assets / (liabilities)	1,857,011	(984,285)	872,726	1,447,135	(734,484)	712,651

The Company only offsets assets with liabilities for income tax when they are in the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At June 30, 2012 the deferred tax assets related to consolidated tax losses has expected utilization as follows:

	06/30/2012	12/31/2011
2013	372,844	160,911
2014	74,606	74,606
2015	9,676	9,676
Beyond 2016 (i)	77,640	77,640
	534,766	322,833

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$1.2 billion at June 30, 2012 (R$789,930 at December 31, 2011).The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$249,634 at June 30, 2012 (R$176,599 at December 31, 2011) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position are detailed as follows:

Balance at December 31, 2011	712,651
Recognized in Income statement	374,218
Recognized in Equity	(214,143)
Balance at June 30, 2012	872,726

7. PROPERTY, PLANT AND EQUIPMENT

	06/30/2012					12/31/2011
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,700,452	11,724,073	2,527,726	1,866,130	19,818,381	16,448,080
Effect of movements in foreign exchange	116,546	351,780	64,170	24,309	556,805	614,968
Acquisitions through business combinations	430,534	619,327	103,740	6,268	1,159,869	8,687
Acquisitions	2,233	68,154	8,731	943,492	1,022,610	3,303,922
Disposals	(3,553)	(164,252)	(19,947)	-	(187,752)	(497,225)
Transfer to other asset categories	71,267	755,766	112,268	(976,879)	(37,578)	(72,191)
Others	416	(1,468)	1,374	(2,997)	(2,675)	12,140
Balance at end	4,317,895	13,353,380	2,798,062	1,860,323	22,329,660	19,818,381

Depreciation and Impairment
Balance at end of previous year	(1,460,127)	(7,247,088)	(1,845,956)	-	(10,553,171)	(9,415,782)
Effect of movements in foreign exchange	(41,372)	(242,273)	(49,424)	-	(333,069)	(359,948)
Acquisitions through business combinations	(76,573)	(339,636)	(68,873)	-	(485,082)	-
Depreciation	(59,013)	(508,832)	(139,231)	-	(707,076)	(1,256,749)
Impairment losses	-	(31,105)	-	-	(31,105)	(50,816)
Disposals	717	154,300	20,094	-	175,111	449,433
Transfer to other asset categories	1,828	8,284	3,778	-	13,890	78,037
Others	(1,999)	(170)	2,256	-	87	2,654
Balance at end	(1,636,539)	(8,206,520)	(2,077,356)	-	(11,920,415)	(10,553,171)
Carrying amount:
December 31, 2011	2,240,325	4,476,985	681,770	1,866,130	9,265,210	9,265,210
June 30, 2012	2,681,356	5,146,860	720,706	1,860,323	10,409,245

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized borrowing costs on loans, directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization rate used is 11.29% per year.

The Company leases plant and equipment and fixtures and fittings, accounted for as financial leases. The carrying amount of the leased assets was R$49,118 as of June 30, 2012 (R$29,716 as of December 31, 2011).

8. GOODWILL

	06/30/2012	12/31/2011

Balance at the end of previous year	17,454,019	17,441,756
Effect of movements in foreign exchange	163,546	11,521
Acquisitions through business combinations and non-controlling interest (i)	2,099,433	742
Balance at the end of year	19,716,998	17,454,019

(i) The goodwill recognized refers to the acquistion CND, in May 2012, and Lachaise, in January, 2012, by subsidiaries Ambev Bebidas and Arosuco, respectively. The effect of these acquisitions is disclosed in the Note 22- Acquisitions of subsidiaries.

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment. As of June 30, 2012 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

	06/30/2012	12/31/2011

Current liabilities
Secured bank loans	93,798	62,682
Unsecured bank loans	470,936	891,086
Debentures and unsecured bond issues	1,313,192	1,248,030
Other unsecured loans	27,446	2,470
Financial leasing	3,882	7,810
	1,909,254	2,212,078

Non-current liabilities
Secured bank loans	131,073	178,183
Unsecured bank loans	1,270,434	1,280,094
Debentures and unsecured bond issues	694,642	298,124
Other unsecured loans	138,265	133,034
Financial leasing	776	773
	2,235,190	1,890,208

Contract clauses (covenants)

During the period there were no significant changes in   contract clauses of loans and borrowings contracted by the Company.

As at June 30, 2012, the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December31, 2011	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of June 30, 2012

Restructuring
Non-current restruturing	8,384	642	-	(5,969)	3,057

Lawsuits tax, labor, civil and others
Civil	18,398	-	11,703	(16,432)	13,669
Taxes on sales	162,653	-	46,294	(17,563)	191,384
Income tax	117,901	(70)	18,725	(7,868)	128,688
Labor	195,026	-	84,336	(84,969)	194,393
Others	77,701	5,195	51,860	(22,174)	112,582
Total	571,679	5,125	212,918	(149,006)	640,716

Total provisions	580,063	5,767	212,918	(154,975)	643,773

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	3,057	2,088	969	-	-

Lawsuits tax, labor, civil and others
Civil	13,669	2,224	2,289	4,578	4,578
Taxes on sales	191,384	40,976	30,080	60,164	60,164
Income tax	128,688	17,826	22,172	44,345	44,345
Labor	194,393	40,298	30,819	61,638	61,638
Others	112,582	12,308	20,054	40,110	40,110
Total	640,716	113,632	105,414	210,835	210,835

Total provisions	643,773	115,720	106,383	210,835	210,835

The expected settlement was based on Management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at June 30, 2012 are R$191,384 (R$162,653 at December 31, 2011).

Labor

The Company and its subsidiaries are involved in approximately 4,936 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at June 30, 2012 was R$194,393 (R$195,026 at December 31, 2011).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in Note 21 - Contingencies.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			06/30/2012	12/31/2011

	Preferred	Common	Total	Total
At the end of the previous year	1,366,662	1,751,135	3,117,797	3,104,361
Changes during the year	1,365	-	1,365	13,436
	1,368,027	1,751,135	3,119,162	3,117,797

Treasury shares
(in thousand of shares)			06/30/2012	12/31/2011
	Preferred	Common	Total	Total
At the end of the previous year	98	510	608	1,132
Changes during the year	186	(16)	170	(524)
	284	494	778	608

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2012

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$20,390, upon issuance of 1,034 thousand new preferred shares, the average issuance price of R$ 19,71 per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital stock increased from R$ 11,722,667 to R$ 11,743,057, divided into 3,119,162  shares, of which 1,751,135 are common shares and 1,368,027  are preferred shares, without par value.

The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to capital

i)  Capital increase of R$110,964, without issue of new shares, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2011.

ii) Capital increase of R$3,290,295, without issue of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

In the same Extraordinary General Meeting held on April 27, 2012 it was approved a capital increase of a minimum amount of R$258,918 and maximum of R$432,285 through the issuance of: (a) at least 3,157 thousand and a maximum of 4,264 thousand common shares, without par value, (b) at least 1,506 thousand and a maximum of 3,328 thousand preferred shares without par value, which is yet subject to Board of Directors approval.Afer the  expiry date for exercising the subscription rights by the shareholders, the Board of Directors shall proceed with the apportionment of any surplus and, as appropriate, fully or partialy approve of this capital increase, since it reaches the value minimum threshold.

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$ 8,303,936 to R$ 8,321,408, divided into 3,118,128 shares, of which 1,751,135 are common shares and 1,366,992 are preferred shares, without par value.

Changes in equity during the period of 2011

The Extraordinary General Meeting held on April 29, 2011, approved the following destinations to capital:

i)   Capital increase proposal of R$317,814 by means of the issuance of 5,364 thousand Common shares and 2,553 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, to be paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2010 which was ratified by the Board of Directors Meeting held on July 18, 2011.

ii)  Capital increase of R$136,206 increase, increasing share capital from R$ 7,634,348 to R$ 7,770,554, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011 through the issuance  of  448 thousand Preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (“TJLP”). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375	(i)
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928	(i)
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.2140	374,634
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.2354	321,689
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.0500	87,532
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.0550	75,181
						2,811,339

Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Common	0.1200	210,077
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Preferred	0.1320	180,434
						976,202

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2011.

Events during the period of 2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Common	0.5600	976,280
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Preferred	0.6160	837,594
Board of Directors Meeting	06/27/2011	Dividends	08/05/2011	Common	0.1400	244,085
Board of Directors Meeting	06/27/2011	Dividends	08/05/2011	Preferred	0.1540	209,547
						2,267,506

Board of Directors Meeting	06/27/2011	Interest on shareholder's equity	08/05/2011	Common	0.2500	435,866
Board of Directors Meeting	06/27/2011	Interest on shareholder's equity	08/05/2011	Preferred	0.2750	374,193
						810,059	(i)

(i) The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which R$72,126 was accrued in fiscal year of 2010.

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan, accordingly, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management, based on an independent actuarial report.

(g) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$63,162 and R$56,729 as at June 30, 2012 and 2011, respectively (Note 18).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on treasury shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	06/30/2012	06/30/2011

At the begining of the year	2,750	(4,429)
Shares reacquired in accordance with the stock option plan	(20,230)	(4,225)
Shared-based payments - transfer	4,318	11,233
Shares - FINOR	-	(2,988)
Shares plans	1,061	380
At the end of the year	(12,101)	(29)

(i) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

The portion of the expected income for the period relating to tax incentives, which will be used for the profit reserve at the close of the period ended December 31, 2012, and are therefore not available as a basis for distribution of dividends, is composed of:

	06/30/2012	06/30/2011

ICMS (Brazilian State value added)	195,913	187,458
Income tax	43,316	224,068
	239,229	411,526

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments - For the six-month periods ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2012	06/30/2011	06/30/2012	06/30/2011	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Volume	58,567	55,623	16,536	16,294	4,507	5,061	79,609	76,978

Net sales	9,708,253	8,723,487	2,523,575	1,983,438	1,829,289	1,666,819	14,061,117	12,373,744
Cost of sales	(3,112,517)	(2,830,502)	(989,633)	(783,323)	(510,987)	(511,868)	(4,613,137)	(4,125,693)
Gross profit	6,595,736	5,892,985	1,533,942	1,200,115	1,318,302	1,154,951	9,447,980	8,248,051
Sales and marketing expenses	(2,444,187)	(2,106,158)	(496,610)	(383,471)	(610,119)	(535,016)	(3,550,916)	(3,024,645)
Administrative expenses	(489,777)	(398,362)	(83,921)	(67,345)	(72,920)	(66,534)	(646,618)	(532,241)
Other operating income/(expenses)	316,735	297,202	(12,820)	(6,915)	4,562	6,515	308,477	296,802
Normalized income from operations (normalized EBIT)	3,978,507	3,685,667	940,591	742,384	639,825	559,916	5,558,925	4,987,967
Special items	(26,774)	-	-	(5,292)	-	-	(26,774)	(5,292)
Income from operations (EBIT)	3,951,733	3,685,667	940,591	737,092	639,825	559,916	5,532,149	4,982,675
Net finance cost	(233,094)	8,192	5,706	(14,078)	(928)	(64,957)	(228,316)	(70,843)
Share of result of associates	(1)	-	-	96	60	13	59	109
Income before income tax	3,718,638	3,693,859	946,297	723,110	638,957	494,972	5,303,892	4,911,941
Income tax expense	(500,148)	(596,399)	(257,384)	(201,867)	(222,081)	(161,940)	(979,613)	(960,206)
Net income	3,218,490	3,097,460	688,913	521,243	416,876	333,032	4,324,279	3,951,735

Normalized EBITDA	4,570,536	4,163,144	1,094,508	880,027	700,876	638,963	6,365,920	5,682,134
Special items	(26,774)	-	-	(5,292)	-	-	(26,774)	(5,292)
Depreciation, amortization and impairment	(592,030)	(477,477)	(153,917)	(137,643)	(61,051)	(79,047)	(806,998)	(694,167)
Net finance costs	(233,094)	8,192	5,706	(14,078)	(928)	(64,957)	(228,316)	(70,843)
Share of results of associates	(1)	-	-	96	60	13	59	109
Income tax expense	(500,148)	(596,399)	(257,384)	(201,867)	(222,081)	(161,940)	(979,613)	(960,206)
Net income	3,218,489	3,097,460	688,913	521,243	416,876	333,032	4,324,278	3,951,735

Normalized EBITDA margin in %	47.1%	47.7%	43.4%	44.4%	38.3%	38.3%	45.3%	45.9%

Acquisition of property, plant and equipment	825,409	1,464,825	166,450	139,481	43,241	51,676	1,035,100	1,655,982
Additions to / (reversals of) provisions	114,963	84,669	1,844	1,044	11,702	7,807	128,509	93,520
Full time employee	38,087	31,979	7,884	7,756	4,797	4,538	50,768	44,273

	06/30/2012	12/31/2011	06/30/2012	12/31/2011	06/30/2012	12/31/2011	06/30/2012	12/31/2011

Segment assets	18,218,973	13,923,501	5,966,720	5,959,708	17,531,677	17,062,124	41,717,370	36,945,333
Intersegment elimination							(1,373,539)	(1,305,035)
Non-segmented assets							8,178,145	10,499,120
Total assets							48,521,976	46,139,418

Segment liabilities	11,029,359	11,191,721	1,920,407	2,311,841	2,819,780	2,432,053	15,769,546	15,935,615
Intersegment elimination							(1,373,539)	(1,305,035)
Non-segmented liabilities							34,125,969	31,508,838
							48,521,976	46,139,418

 (i) Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.
(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit - Six-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	06/30/2012			06/30/2011
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	42,304	16,262	58,567	40,303	15,320	55,623

Net sales	8,011,795	1,696,458	9,708,253	7,281,627	1,441,860	8,723,487
Cost of sales	(2,316,967)	(795,550)	(3,112,517)	(2,125,993)	(704,509)	(2,830,502)
Gross profit	5,694,828	900,908	6,595,736	5,155,634	737,351	5,892,985
Sales and marketing expenses	(2,069,730)	(374,457)	(2,444,187)	(1,803,552)	(302,606)	(2,106,158)
Administrative expenses	(435,354)	(54,423)	(489,777)	(359,646)	(38,716)	(398,362)
Other operating income/(expenses)	242,390	74,345	316,735	232,484	64,718	297,202
Normalized income from operations (normalized EBIT)	3,432,134	546,373	3,978,507	3,224,920	460,747	3,685,667
Special items	(25,874)	(900)	(26,774)	-	-	-
Income from operations (EBIT)	3,406,260	545,473	3,951,733	3,224,920	460,747	3,685,667
Net finance cost	(233,094)	-	(233,094)	8,192	-	8,192
Share of result of associates	(1)	-	(1)	-	-	-
Income before income tax	3,173,165	545,473	3,718,638	3,233,112	460,747	3,693,859
Income tax expense	(500,148)	-	(500,148)	(596,399)	-	(596,399)
Net income	2,673,017	545,473	3,218,490	2,636,713	460,747	3,097,460

Normalized EBITDA	3,893,728	676,808	4,570,536	3,585,843	577,301	4,163,144
Special items	(25,874)	(900)	(26,774)	-	-	-
Depreciation, amortization and impairment	(461,595)	(130,435)	(592,030)	(360,923)	(116,554)	(477,477)
Net finance costs	(233,094)	-	(233,094)	8,192	-	8,192
Share of results of associates	(1)	-	(1)	-	-	-
Income tax expense	(500,148)	-	(500,148)	(596,399)	-	(596,399)
Net income	2,673,016	545,473	3,218,489	2,636,713	460,747	3,097,460

Normalized EBITDA margin in %	48.6%	39.9%	47.1%	49.2%	40.0%	47.7%

	Brazil
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	40,531	14,250	54,781	39,198	13,294	52,492

Net sales	7,728,069	1,519,171	9,247,240	7,157,324	1,329,869	8,487,193
Cost of sales	(2,166,605)	(668,510)	(2,835,115)	(2,068,076)	(607,894)	(2,675,970)
Gross profit	5,561,464	850,661	6,412,125	5,089,248	721,975	5,811,223
Sales and marketing expenses	(1,958,057)	(309,397)	(2,267,454)	(1,737,382)	(256,458)	(1,993,840)
Administrative expenses	(414,149)	(36,810)	(450,959)	(349,445)	(27,849)	(377,294)
Other operating income/(expenses)	241,318	74,127	315,445	232,427	64,137	296,564
Normalized income from operations (normalized EBIT)	3,430,576	578,581	4,009,157	3,234,848	501,805	3,736,653
Special items	(19,079)	-	(19,079)	-	-	-
Income from operations (EBIT)	3,411,497	578,581	3,990,078	3,234,848	501,805	3,736,653
Net finance cost	(217,974)	-	(217,974)	12,676	-	12,676
Share of result of associates	(1)	-	(1)	-	-	-
Income before income tax	3,193,522	578,581	3,772,103	3,247,524	501,805	3,749,329
Income tax expense	(498,100)	-	(498,100)	(591,945)	-	(591,945)
Net income	2,695,422	578,581	3,274,003	2,655,579	501,805	3,157,384

Normalized EBITDA	3,859,681	690,365	4,550,046	3,581,591	605,319	4,186,910
Special items	(19,079)	-	(19,079)	-	-	-
Depreciation, amortization and impairment	(429,105)	(111,784)	(540,889)	(346,743)	(103,514)	(450,257)
Net finance costs	(217,974)	-	(217,974)	12,676	-	12,676
Share of results of associates	(1)	-	(1)	-	-	-
Income tax expense	(498,100)	-	(498,100)	(591,945)	-	(591,945)
Net income	2,695,422	578,581	3,274,003	2,655,579	501,805	3,157,384

Normalized EBITDA margin in %	49.9%	45.4%	49.2%	50.0%	45.5%	49.3%

	HILA-ex
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	1,773	2,012	3,786	1,105	2,025	3,131

Net sales	283,726	177,287	461,013	124,303	111,991	236,294
Cost of sales	(150,362)	(127,040)	(277,402)	(57,917)	(96,615)	(154,532)
Gross profit	133,364	50,247	183,611	66,386	15,376	81,762
Sales and marketing expenses	(111,673)	(65,060)	(176,733)	(66,170)	(46,148)	(112,318)
Administrative expenses	(21,205)	(17,613)	(38,818)	(10,201)	(10,867)	(21,068)
Other operating income/(expenses)	1,072	218	1,290	57	581	638
Normalized income from operations (normalized EBIT)	1,560	(32,208)	(30,648)	(9,928)	(41,058)	(50,986)
Special items	(6,795)	(900)	(7,695)	-	-	-
Income from operations (EBIT)	(5,237)	(33,108)	(38,345)	(9,928)	(41,058)	(50,986)
Net finance cost	(15,120)	-	(15,120)	(4,484)	-	(4,484)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(20,357)	(33,108)	(53,465)	(14,412)	(41,058)	(55,470)
Income tax expense	(2,048)	-	(2,048)	(4,454)	-	(4,454)
Net income	(22,405)	(33,108)	(55,513)	(18,866)	(41,058)	(59,924)

Normalized EBITDA	34,047	(13,557)	20,490	4,252	(28,018)	(23,766)
Special items	(6,795)	(900)	(7,695)	-	-	-
Depreciation, amortization and impairment	(32,490)	(18,651)	(51,141)	(14,180)	(13,040)	(27,220)
Net finance costs	(15,120)	-	(15,120)	(4,484)	-	(4,484)
Income tax expense	(2,048)	-	(2,048)	(4,454)	-	(4,454)
Net income	(22,406)	(33,108)	(55,514)	(18,866)	(41,058)	(59,924)

Normalized EBITDA margin in %	12.0%	-7.6%	4.4%	3.4%	-25.0%	-10.1%

	Latin America - south
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	10,305	6,231	16,536	10,205	6,089	16,294

Net sales	1,828,966	694,609	2,523,575	1,457,748	525,690	1,983,438
Cost of sales	(563,682)	(425,951)	(989,633)	(452,300)	(331,023)	(783,323)
Gross profit	1,265,284	268,658	1,533,942	1,005,448	194,667	1,200,115
Sales and marketing expenses	(332,847)	(163,763)	(496,610)	(260,634)	(122,837)	(383,471)
Administrative expenses	(69,019)	(14,902)	(83,921)	(61,374)	(5,971)	(67,345)
Other operating income/(expenses)	(14,344)	1,524	(12,820)	(9,545)	2,630	(6,915)
Normalized income from operations (normalized EBIT)	849,074	91,517	940,591	673,895	68,489	742,384
Special items	-	-	-	(5,292)	-	(5,292)
Income from operations (EBIT)	849,074	91,517	940,591	668,603	68,489	737,092
Net finance cost	6,309	(603)	5,706	(13,710)	(368)	(14,078)
Share of result of associates	-	-	-	96	-	96
Income before income tax	855,383	90,914	946,297	654,989	68,121	723,110
Income tax expense	(256,425)	(959)	(257,384)	(200,943)	(924)	(201,867)
Net income	598,958	89,955	688,913	454,046	67,197	521,243

Normalized EBITDA	970,139	124,369	1,094,508	782,774	97,253	880,027
Special items	-	-	-	(5,292)	-	(5,292)
Depreciation, amortization and impairment	(121,065)	(32,852)	(153,917)	(108,879)	(28,764)	(137,643)
Net finance costs	6,309	(603)	5,706	(13,710)	(368)	(14,078)
Share of results of associates	-	-	-	96	-	96
Income tax expense	(256,425)	(959)	(257,384)	(200,943)	(924)	(201,867)
Net income	598,958	89,955	688,913	454,046	67,197	521,243

Normalized EBITDA margin in %	53.0%	17.9%	43.4%	53.7%	18.5%	44.4%

	Canada
	06/30/2012		06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	4,507	4,507	5,061	5,061

Net sales	1,829,289	1,829,289	1,666,819	1,666,819
Cost of sales	(510,987)	(510,987)	(511,868)	(511,868)
Gross profit	1,318,302	1,318,302	1,154,951	1,154,951
Sales and marketing expenses	(610,119)	(610,119)	(535,016)	(535,016)
Administrative expenses	(72,920)	(72,920)	(66,534)	(66,534)
Other operating income/(expenses)	4,562	4,562	6,515	6,515
Normalized income from operations (normalized EBIT)	639,825	639,825	559,916	559,916
Income from operations (EBIT)	639,825	639,825	559,916	559,916
Net finance cost	(928)	(928)	(64,957)	(64,957)
Share of result of associates	60	60	13	13
Income before income tax	638,957	638,957	494,972	494,972
Income tax expense	(222,081)	(222,081)	(161,940)	(161,940)
Net income	416,876	416,876	333,032	333,032

Normalized EBITDA	700,876	700,876	638,963	638,963
Depreciation, amortization and impairment	(61,051)	(61,051)	(79,047)	(79,047)
Net finance costs	(928)	(928)	(64,957)	(64,957)
Share of results of associates	60	60	13	13
Income tax expense	(222,081)	(222,081)	(161,940)	(161,940)
Net income	416,876	416,876	333,032	333,032

Normalized EBITDA margin in %	38.3%	38.3%	38.3%	38.3%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2012	06/30/2011	06/30/2012	06/30/2011	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Volume	28,047	26,504	6,700	6,760	2,632	2,917	37,378	36,182

Net sales	4,648,233	4,004,362	1,076,873	824,492	1,100,297	982,792	6,825,403	5,811,646
Cost of sales	(1,537,610)	(1,368,158)	(458,813)	(357,733)	(303,976)	(292,713)	(2,300,399)	(2,018,604)
Gross profit	3,110,623	2,636,204	618,060	466,759	796,321	690,079	4,525,004	3,793,042
Sales and marketing expenses	(1,222,483)	(1,047,220)	(238,960)	(170,264)	(342,102)	(293,332)	(1,803,545)	(1,510,816)
Administrative expenses	(259,134)	(149,993)	(43,803)	(32,379)	(40,070)	(27,225)	(343,007)	(209,597)
Other operating income/(expenses)	169,685	159,608	(4,787)	(2,388)	4,394	4,271	169,292	161,491
Normalized income from operations (normalized EBIT)	1,798,691	1,598,599	330,510	261,728	418,543	373,793	2,547,744	2,234,120
Special items	(26,774)	-	-	(4,754)	-	-	(26,774)	(4,754)
Income from operations (EBIT)	1,771,917	1,598,599	330,510	256,974	418,543	373,793	2,520,970	2,229,366
Net finance cost	(182,023)	2,799	9,739	6,680	3,965	(34,833)	(168,319)	(25,354)
Share of result of associates	(1)	-	-	96	(300)	(73)	(301)	23
Income before income tax	1,589,893	1,601,398	340,249	263,750	422,208	338,887	2,352,350	2,204,035
Income tax expense	(157,978)	(176,570)	(79,643)	(67,718)	(157,136)	(114,052)	(394,757)	(358,340)
Net income	1,431,915	1,424,828	260,606	196,032	265,072	224,835	1,957,593	1,845,695

Normalized EBITDA	2,112,661	1,840,921	410,778	328,138	452,177	414,568	2,975,616	2,583,627
Special items	(26,774)	-	-	(4,754)	-	-	(26,774)	(4,754)
Depreciation, amortization and impairment	(313,971)	(242,322)	(80,268)	(66,410)	(33,634)	(40,775)	(427,873)	(349,507)
Net finance costs	(182,023)	2,799	9,739	6,680	3,965	(34,833)	(168,319)	(25,354)
Share of results of associates	(1)	-	-	96	(300)	(73)	(301)	23
Income tax expense	(157,978)	(176,570)	(79,643)	(67,718)	(157,136)	(114,052)	(394,757)	(358,340)
Net income	1,431,914	1,424,828	260,606	196,032	265,072	224,835	1,957,592	1,845,695

Normalized EBITDA margin in %	45.5%	46.0%	38.1%	39.8%	41.1%	42.2%	43.6%	44.5%

Acquisition of property, plant and equipment	518,410	909,240	95,733	96,978	27,041	38,610	641,184	1,044,828
Additions to / (reversals of) provisions	78,459	60,238	598	338	2,506	8,303	81,563	68,879
Full time employee	38,087	31,979	7,884	7,756	4,797	4,538	50,768	44,273

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	06/30/2012			06/30/2011
	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	20,134	7,913	28,047	19,013	7,491	26,504

Net sales	3,812,663	835,570	4,648,233	3,322,504	681,858	4,004,362
Cost of sales	(1,156,715)	(380,895)	(1,537,610)	(1,005,696)	(362,462)	(1,368,158)
Gross profit	2,655,948	454,675	3,110,623	2,316,808	319,396	2,636,204
Sales and marketing expenses	(1,042,720)	(179,763)	(1,222,483)	(915,434)	(131,786)	(1,047,220)
Administrative expenses	(229,151)	(29,983)	(259,134)	(137,643)	(12,350)	(149,993)
Other operating income/(expenses)	126,380	43,305	169,685	122,043	37,565	159,608
Normalized income from operations (normalized EBIT)	1,510,456	288,235	1,798,691	1,385,774	212,825	1,598,599
Special items	(25,874)	(900)	(26,774)	-	-	-
Income from operations (EBIT)	1,484,582	287,335	1,771,917	1,385,774	212,825	1,598,599
Net finance cost	(182,023)	-	(182,023)	2,799	-	2,799
Share of result of associates	(1)	-	(1)	-	-	-
Income before income tax	1,302,558	287,335	1,589,893	1,388,573	212,825	1,601,398
Income tax expense	(157,978)	-	(157,978)	(176,570)	-	(176,570)
Net income	1,144,580	287,335	1,431,915	1,212,003	212,825	1,424,828

Normalized EBITDA	1,757,144	355,517	2,112,661	1,567,408	273,513	1,840,921
Special items	(25,874)	(900)	(26,774)	-	-	-
Depreciation, amortization and impairment	(246,689)	(67,282)	(313,971)	(181,634)	(60,688)	(242,322)
Net finance costs	(182,023)	-	(182,023)	2,799	-	2,799
Share of results of associates	(1)	-	(1)	-	-	-
Income tax expense	(157,978)	-	(157,978)	(176,570)	-	(176,570)
Net income	1,144,580	287,335	1,431,915	1,212,003	212,825	1,424,828

Normalized EBITDA margin in %	46.1%	42.5%	45.5%	47.2%	40.1%	46.0%

	Brazil
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	18,946	6,990	25,936	18,436	6,537	24,973

Net sales	3,594,429	746,466	4,340,895	3,261,899	629,573	3,891,472
Cost of sales	(1,042,659)	(314,845)	(1,357,504)	(981,094)	(316,189)	(1,297,283)
Gross profit	2,551,770	431,621	2,983,391	2,280,805	313,384	2,594,189
Sales and marketing expenses	(972,182)	(149,097)	(1,121,279)	(880,986)	(108,934)	(989,920)
Administrative expenses	(214,882)	(19,117)	(233,999)	(133,430)	(8,980)	(142,410)
Other operating income/(expenses)	124,328	43,162	167,490	122,045	37,647	159,692
Normalized income from operations (normalized EBIT)	1,489,034	306,569	1,795,603	1,388,434	233,117	1,621,551
Special items	(19,079)	-	(19,079)	-	-	-
Income from operations (EBIT)	1,469,955	306,569	1,776,524	1,388,434	233,117	1,621,551
Net finance cost	(174,050)	-	(174,050)	4,647	-	4,647
Share of result of associates	(1)	-	(1)	-	-	-
Income before income tax	1,295,904	306,569	1,602,473	1,393,081	233,117	1,626,198
Income tax expense	(156,607)	-	(156,607)	(175,937)	-	(175,937)
Net income	1,139,297	306,569	1,445,866	1,217,144	233,117	1,450,261

Normalized EBITDA	1,711,937	363,562	2,075,499	1,562,953	287,453	1,850,406
Special items	(19,079)	-	(19,079)	-	-	-
Depreciation, amortization and impairment	(222,903)	(56,993)	(279,896)	(174,519)	(54,336)	(228,855)
Net finance costs	(174,050)	-	(174,050)	4,647	-	4,647
Share of results of associates	(1)	-	(1)	-	-	-
Income tax expense	(156,607)	-	(156,607)	(175,937)	-	(175,937)
Net income	1,139,297	306,569	1,445,866	1,217,144	233,117	1,450,261

Normalized EBITDA margin in %	47.6%	48.7%	47.8%	47.9%	45.7%	47.6%

	HILA-ex
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	1,188	923	2,111	577	954	1,532

Net sales	218,234	89,104	307,338	60,605	52,285	112,890
Cost of sales	(114,056)	(66,050)	(180,106)	(24,602)	(46,273)	(70,875)
Gross profit	104,178	23,054	127,232	36,003	6,012	42,015
Sales and marketing expenses	(70,538)	(30,666)	(101,204)	(34,448)	(22,852)	(57,300)
Administrative expenses	(14,269)	(10,866)	(25,135)	(4,213)	(3,370)	(7,583)
Other operating income/(expenses)	2,052	143	2,195	(2)	(82)	(84)
Normalized income from operations (normalized EBIT)	21,425	(18,334)	3,090	(2,660)	(20,292)	(22,952)
Special items	(6,795)	(900)	(7,695)	-	-	-
Income from operations (EBIT)	14,627	(19,234)	(4,607)	(2,660)	(20,292)	(22,952)
Net finance cost	(7,973)	-	(7,973)	(1,848)	-	(1,848)
Income before income tax	6,654	(19,234)	(12,580)	(4,508)	(20,292)	(24,800)
Income tax expense	(1,371)	-	(1,371)	(633)	-	(633)
Net income	5,283	(19,234)	(13,951)	(5,141)	(20,292)	(25,433)

Normalized EBITDA	45,208	(8,045)	37,162	4,455	(13,940)	(9,485)
Special items	(6,795)	(900)	(7,695)	-	-	-
Depreciation, amortization and impairment	(23,786)	(10,289)	(34,075)	(7,115)	(6,352)	(13,467)
Net finance costs	(7,973)	-	(7,973)	(1,848)	-	(1,848)
Income tax expense	(1,371)	-	(1,371)	(633)	-	(633)
Net income	5,283	(19,234)	(13,951)	(5,141)	(20,292)	(25,433)

Normalized EBITDA margin in %	20.7%	-9.0%	12.1%	7.4%	-26.7%	-8.4%

	Latin America - south
	06/30/2012			06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total

Volume	4,094	2,606	6,700	4,163	2,597	6,760

Net sales	778,594	298,279	1,076,873	603,332	221,160	824,492
Cost of sales	(267,155)	(191,658)	(458,813)	(212,187)	(145,546)	(357,733)
Gross profit	511,439	106,621	618,060	391,145	75,614	466,759
Sales and marketing expenses	(159,781)	(79,179)	(238,960)	(119,216)	(51,048)	(170,264)
Administrative expenses	(34,637)	(9,166)	(43,803)	(29,103)	(3,276)	(32,379)
Other operating income/(expenses)	(6,726)	1,939	(4,787)	(4,823)	2,435	(2,388)
Normalized income from operations (normalized EBIT)	310,294	20,216	330,510	238,003	23,725	261,728
Special items	-	-	-	(4,754)	-	(4,754)
Income from operations (EBIT)	310,294	20,216	330,510	233,249	23,725	256,974
Net finance cost	9,985	(246)	9,739	6,884	(204)	6,680
Share of result of associates	-	-	-	96	-	96
Income before income tax	320,279	19,970	340,249	240,229	23,521	263,750
Income tax expense	(79,154)	(489)	(79,643)	(67,304)	(414)	(67,718)
Net income	241,125	19,481	260,606	172,925	23,107	196,032

Normalized EBITDA	373,725	37,053	410,778	290,058	38,080	328,138
Special items	-	-	-	(4,754)	-	(4,754)
Depreciation, amortization and impairment	(63,431)	(16,837)	(80,268)	(52,055)	(14,355)	(66,410)
Net finance costs	9,985	(246)	9,739	6,884	(204)	6,680
Share of results of associates	-	-	-	96	-	96
Income tax expense	(79,154)	(489)	(79,643)	(67,304)	(414)	(67,718)
Net income	241,125	19,481	260,606	172,925	23,107	196,032

Normalized EBITDA margin in %	48.0%	12.4%	38.1%	48.1%	17.2%	39.8%

	Canada
	06/30/2012		06/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,632	2,632	2,917	2,917

Net sales	1,100,297	1,100,297	982,792	982,792
Cost of sales	(303,976)	(303,976)	(292,713)	(292,713)
Gross profit	796,321	796,321	690,079	690,079
Sales and marketing expenses	(342,102)	(342,102)	(293,332)	(293,332)
Administrative expenses	(40,070)	(40,070)	(27,225)	(27,225)
Other operating income/(expenses)	4,394	4,394	4,271	4,271
Normalized income from operations (normalized EBIT)	418,543	418,543	373,793	373,793
Income from operations (EBIT)	418,543	418,543	373,793	373,793
Net finance cost	3,965	3,965	(34,833)	(34,833)
Share of result of associates	(300)	(300)	(73)	(73)
Income before income tax	422,208	422,208	338,887	338,887
Income tax expense	(157,136)	(157,136)	(114,052)	(114,052)
Net income	265,072	265,072	224,835	224,835

Normalized EBITDA	452,177	452,177	414,568	414,568
Depreciation, amortization and impairment	(33,634)	(33,634)	(40,775)	(40,775)
Net finance costs	3,965	3,965	(34,833)	(34,833)
Share of results of associates	(300)	(300)	(73)	(73)
Income tax expense	(157,136)	(157,136)	(114,052)	(114,052)
Net income	265,072	265,072	224,835	224,835

Normalized EBITDA margin in %	41.1%	41.1%	42.2%	42.2%

13. REVENUE

The reconciliation of gross sales to net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Gross sales	27,835,286	23,846,856	13,394,070	11,391,089
Deductions from gross revenue	(13,774,169)	(11,473,112)	(6,568,667)	(5,579,443)
	14,061,117	12,373,744	6,825,403	5,811,646

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as a reduction of revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Government grants/NPV of long term fiscal incentives	266,675	245,030	138,127	118,952
Tax recovery	-	2,897	-	2,897
(Additions to )/reversal of provisions	(11,791)	16,264	(11,063)	19,068
Net gain on disposal of property, plant and equipment and intangible assets	(4,004)	5,191	(874)	3,125
Net rental income	1,211	1,994	621	1,193
Net other operating income	56,386	25,426	42,481	16,256
	308,477	296,802	169,292	161,491

Government grants are related to ICMS (Brazilian State value added) tax incentives.

15. SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature.  In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded these from their segment measure of performance (Note 12).

Special items are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Restructuring	(7,695)	(5,292)	(7,695)	(4,754)
Acquisition of subsidiaries	(15,829)	-	(15,829)	-
Others	(3,250)	-	(3,250)	-
	(26,774)	(5,292)	(26,774)	(4,754)

The acquisition of subsidiaries expenses relate to the expenses incurred on CND acquisition in May 2012, as mentioned in Note 22 – Acquisitions of subsidiaries. The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South.

16. FINANCE COST AND INCOME

	Six-month period ended:		Three-month period ended:
Finance costs	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Interest expense	(198,997)	(373,346)	(116,157)	(183,973)
Capitalized borrowings	41,348	73,499	13,043	43,106
Losses on hedging instruments that are not part of a hedge accounting relationship	(169,510)	(154,963)	(37,167)	(83,467)
Interest on tax contingencies	(45,144)	(10,686)	(38,481)	(7,392)
Interest and foreign exchange rate on loans	-	-	(200)	-
Exchange variation	(58,522)	-	(49,187)	-
Tax on financial transactions	(75,050)	(21,292)	(35,577)	(9,019)
Bank guarantee expenses	(34,936)	(25,115)	(19,884)	(10,895)
Other financial costs, including bank fees	(19,194)	(32,306)	(8,453)	(18,207)
	(560,005)	(544,209)	(292,063)	(269,847)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Six-month period ended:		Three-month period ended:
Interest expense	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Financial liabilities measured at amortized cost	(196,251)	(148,266)	(111,082)	(70,724)
Fair value hedge - hedged items	(21,025)	(71,644)	(21,650)	(43,431)
Fair value hedge - hedging instruments	21,140	(102,748)	16,664	(44,935)
Cash flow hedges - hedged items	(5,547)	(87,503)	(177)	(42,806)
Cash flow hedges - hedging instruments (reclassified from equity)	2,686	36,815	88	17,923
	(198,997)	(373,346)	(116,157)	(183,973)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Fair value hedge - hedged items	-	107,155	-	68,918
Fair value hedge - hedging instruments	-	(107,308)	-	(68,917)
Cash flow hedges - hedged items	(23,600)	(33,810)	(769)	(39,113)
Cash flow hedges - hedging instruments (reclassified from equity)	23,838	35,646	784	40,939
Others	(238)	(1,683)	(15)	(1,827)
	-	-	-	-

Cash flow hedge results primarily relate to the hedge of a Brazilian Real loan in Canada, which was settled on January 18, 2012.

	Six-month period ended:		Three-month period ended:
Finance income	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Interest income	144,726	198,797	71,093	129,846
Net gains on hedging instruments that are not part of a hedge accounting relationship	135,725	194,563	32,867	80,178
Hedge ineffectiveness gains	1,771	1,359	530	1,359
Gains on no derivative instrument at fair value through profit or loss	37,424	60,465	10,205	18,278
Interest and foreign exchange rate on loans	411	13,248	211	12,771
Others	11,632	4,934	8,838	2,061
	331,689	473,366	123,744	244,493

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest income	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Cash and cash equivalents	117,113	151,310	46,905	85,523
Investment securities held for trading	27,613	47,487	24,188	44,323
	144,726	198,797	71,093	129,846

Recognized directly in Other Comprehensive Income

	Six-month period ended:		Three-month period ended:
Hedging reserve	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Recognized in Equity (cash flow hedge)	364,087	(154,190)	348,993	(129,172)
Removed from Equity and included in profit or loss	(211,541)	(82,652)	(121,927)	(25,098)
Deferred income tax variance in Equity and other changes	(85,570)	63,282	(122,840)	45,900
	66,976	(173,560)	104,226	(108,370)

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(225,353)	38,520	(274,651)	26,806

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Income tax expense - current	(1,353,831)	(684,744)	(570,390)	(102,338)

Deferred tax (expense)/income on temporary differences	156,298	(258,966)	65,215	(266,876)
Deferred tax on taxes losses	217,920	(16,496)	110,418	10,874
Total deferred tax (expense)/income	374,218	(275,462)	175,633	(256,002)

Total income and expenses	(979,613)	(960,206)	(394,757)	(358,340)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011
Profit before tax	5,303,892	4,911,941	2,352,350	2,204,035
Adjustment on taxable basis
Non-taxable income	(233,834)	(204,133)	(139,301)	(84,710)
Government grants related to sales taxes	(195,913)	(187,458)	(106,170)	(88,358)
Share of results of associates	(59)	(109)	301	(23)
Expenses not deductible for tax purposes	48,312	121,467	31,819	47,102
	4,922,398	4,641,708	2,138,999	2,078,046
Aggregated weighted nominal tax rate	32.32%	32.62%	31.89%	32.27%
Taxes – nominal rate	(1,590,919)	(1,514,125)	(682,127)	(670,585)
Adjustment on tax expense
Regional incentives - income taxes	44,891	210,944	17,501	133,317
Deductible interest attributed to shareholders	272,943	250,897	135,604	124,318
Tax savings from goodwill amortization on tax books	60,376	60,377	30,188	30,189
Withholding tax and other income	(29,610)	(39,813)	(17,246)	(12,093)
Non-deductible losses in operations abroad	(42,003)	(15,465)	(18,082)	(6,681)
Income tax provision reversal	(417)	(47,863)	(417)	(47,857)
Other tax adjustments	305,126	134,842	139,822	91,052
Income tax and social contribution expense	(979,613)	(960,206)	(394,757)	(358,340)
Effective tax rate	18.47%	19.55%	16.78%	16.26%

The main events occurred in the period that impacted the effective tax rate were:

(a) decrease of income tax provision reversal; (b) higher interest on shareholder’s equity expenses; and (c) increase of taxable results on companies that have an average tax rate lower than 34%.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

18. SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the binomial Hull pricing model.

In 2012, as per the current plan, Ambev issued 70 thousand units of options with a fair value of R$4,856, whose amount will be charged to expense over the vesting period.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012 and 2011 grants are as follows:

In R$	06/30/2012	(i)	12/31/2011	(i)
Fair value of options granted	40.51		22.48
Share price	71.82		55.61
Exercise price	71.82		46.39
Expected volatility	30.5%		33.7%
Vesting year	3		4
Expected dividends	0% to 5%		0% to 5%
Risk-free interest rate	2,1% to 11,2%	(ii)	3,1% to 11,9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	06/30/2012	12/31/2011
Options outstanding at January 1	29,562	26,253
Options issued during the period	70	5,624
Options exercised during the period	(1,350)	(1,728)
Options forfeited during the period	(239)	(587)
Options outstanding at ended year	28,043	29,562

The range of exercise prices of the outstanding options is between R$11.74 (R$11.92 as of December 31, 2011) and R$69.37 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.59 years (8.59 years as of December 31, 2011).

Of the 28,043 thousand outstanding options (29,562 as of December 31, 2011), 5,209 thousand options are vested as at June 30, 2012 (2,974 as of December 31, 2011).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2012	12/31/2011
Options outstanding at January 1	29.87	24.71
Options issued during the period	69.37	55.09
Options forfeited during the period	39.73	23.75
Options exercised during the period	15.57	13.56
Options outstanding at ended period	29.97	29.87
Options exercisable at ended period	13.63	13.21

For the options exercised during 2012, the weighted average market price on the exercise date was R$78.01.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

After the changes made in the Plan in 2010, the Company began using a new model of stock options. This new model includes two types of grants: (i) on the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to remain in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 Program and 2010.3 and 2011.2 Programs contemplated only Grant 2.

In 2012, Ambev issued 637 thousand (1,411 in 2011) of deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$46,392 (R$63,852 in 2011), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	06/30/2012	12/31/2011
Deferred shares outstanding at January 1	1,392	-
New deferred shares during the period	637	1,411
Deferred shares forfeited during the period	(6)	(19)
Deferred shares outstanding at ended year	2,023	1,392

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in income statement against equity in the Company’s financial statements as of June 30, 2012.

These share-based payments generated an expense of R$63,162 in the period ended June 30, 2012 (R$56,729 for the period ended June 30, 2011), recorded as Administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The foreign currency instruments are treated as cash flow hedges.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. These derivatives were properly classified as net investment hedges and recorded on the Statements of Comprehensive Income as exchange differences on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

Ambev invested in the period in government´s bond (fixed income). These instruments are categorized as held for trading. The Company also purchased futures contracts interest rate to compensate for exposure to real interest rate of government´s bond. Although both instruments are measured at fair value, with changes recorded in the income statement, there is not the structure of hedge accounting.

1.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments were designated as cash flow hedges.

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of June 30, 2012, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of June 30, 2012. There was no concentration of credit risk with any counterparties as of June 30, 2012.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
June 30, 2012
Assets due to Balance sheet
Cash and cash equivalents	4,891,112	-	-	-	-	4,891,112
Investment securities	-	244,033	-	98,410	179,220	521,663
Trade and other receivables excluding prepaid expenses and taxes receivable	3,693,936	-	-	-	-	3,693,936
Financial instruments derivatives	-	254,446	220,889	-	-	475,335
Total	8,585,048	498,479	220,889	98,410	179,220	9,582,046

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,076,241	-	-	-	-	8,076,241
Investment securities	-	193,385	-	76,255	165,851	435,491
Trade and other receivables excluding prepaid expenses and taxes receivable	2,921,972	-	-	-	-	2,921,972
Financial instruments derivatives	-	166,435	346,897	-	-	513,332
Assets held for sale	-	-	-	-	400	400
Total	10,998,213	359,820	346,897	76,255	166,251	11,947,436

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
June 30, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	7,407,428	1,965,124	-	9,372,552
Financial instruments derivatives	-	752,679	480,211	1,232,890
Interest-bearning loans and borrowings	4,144,444	-	-	4,144,444
Total	11,551,872	2,717,803	480,211	14,749,886

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522,438	-	-	9,522,438
Financial intruments derivatives	-	560,001	304,548	864,549
Interest-bearning loans and borrowings	4,102,286	-	-	4,102,286
Total	13,624,724	560,001	304,548	14,489,273

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on June 30, 2012 is shown below:

	06/30/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	166,145	332,334	-	498,479	79,015	280,805	-	359,820
Derivatives - cash flow hedge	47,259	115,727	-	162,986	21,796	293,615	-	315,411
Derivatives - fair value hedge	-	21,511	-	21,511	-	15,293	-	15,293
Derivatives - investment hedge	36,392	-	-	36,392	16,193	-	-	16,193
	249,796	469,572	-	719,368	117,004	589,713	-	706,717

Financial liabilities
Financial liabilities at fair value through profit and loss	126,997	625,682	1,965,124	2,717,803	49,142	510,859	-	560,001
Derivatives - cash flow hedge	134,072	276,335	-	410,407	94,288	203,558	-	297,846
Derivatives - investment hedge	19,255	50,549	-	69,804	6,702	-	-	6,702
	280,324	952,566	1,965,124	3,198,014	150,132	714,417	-	864,549

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At June 30, 2012, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivatives used to protect the risks related to Bond 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each year in financial results. The derivatives used to mitigate the risks associated with the Quilmes International (Bermuda) Limited. (“QIB”) Bonds, with maturity in 2012, were designated as cash flow hedge instruments. The result of these operations are calculated at their fair value, recorded in equity and recycled to the income statement in the same period in which the risk (hedged) impacts the income statement (for example, when the variable interest expense is recognized).

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of June 30, 2012 and December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		06/30/2012	12/31/2011	06/30/2012		12/31/2011
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	2,465,074	1,478,216	30,305	(126,411)	2,061	(10,069)
Foreign currency	Option to acquire	323,899	-	10,742	-	-	-
Foreign currency	Non Deliverable Forwards	1,122,491	2,255,789	14,654	(19,657)	70,731	(20,912)
Foreign currency	Deliverable Forwards	335,755	404,583	2,206	-	1,734	(72)
Commodity	Future contracts (ii)	611,661	500,437	36,161	(25,789)	67,206	(102,678)
Commodity	Swaps	668,743	708,110	100,687	(265,071)	93,579	(175,388)
Operational hedge		5,527,623	5,347,135	194,755	(436,928)	235,311	(309,119)
Foreign currency	Future contracts (ii)	433,872	(407,611)	40,159	(67,453)	39,752	(39,562)
Foreign currency	Swaps	24,010	(8,266)	-	(159,498)	-	(207,480)
Foreign currency	Non Deliverable Forwards	213,201	527,562	51,539	-	199,566	(25,554)
Interest rates	Future contracts (ii)	(30,000)	134,000	357	(377)	247	(566)
Interest rates	Swaps	97,931	483,632	21,511	(142)	15,293	(380)
Financial hedge		739,014	729,317	113,566	(227,470)	254,858	(273,542)
Foreign currency	Future contracts (ii)	-	32,076	-	-	1,141	(1,284)
Foreign currency	Swaps / Non Deliverable Forwards	(2,647,398)	(2,626,120)	130,622	(498,688)	5,830	(273,902)
Fiscal hedge		(2,647,398)	(2,594,044)	130,622	(498,688)	6,971	(275,186)
Foreign currency	Future contracts (ii)	(1,238,552)	(2,460,487)	36,392	-	16,192	(6,702)
Foreign currency	Non Deliverable Forwards	(391,627)	-	-	(69,804)	-	-
Investment hedge		(1,630,179)	(2,460,487)	36,392	(69,804)	16,192	(6,702)
Total Derivatives		1,989,060	1,021,921	475,335	(1,232,890)	513,332	(864,549)

(i) The negative positions refer to long positions and the positive positions refer to short positions.
(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the six-month period ended June 30, 2012 and 2011 as below:

		Result (iii)
		Six-month period ended:		Three-month period ended:
Purpose / Risk / Instruments		06/30/2012	06/30/2011	06/30/2012	06/30/2011

Foreign currency	Future contracts	352,436	(117,015)	333,107	(69,314)
Foreign currency	Non Deliverable Forwards	25,957	(22,997)	79,512	(16,802)
Foreign currency	Deliverable Forwards	11,726	12,394	2,127	11,703
Commodity	Future contracts	11,435	(28,541)	6,496	(28,745)
Commodity	Swaps	(37,467)	1,969	(72,249)	(26,014)
Operational hedge		364,087	(154,190)	348,993	(129,172)
Foreign currency	Future contracts	111,275	(11,377)	95,547	(52,796)
Foreign currency	Option to acquire	(937)	(12,069)	(937)	(12,069)
Foreign currency	Swaps	(9,861)	(208,215)	(4,505)	(155,662)
Foreign currency	Non Deliverable Forwards	(8,869)	(41,342)	10,291	(42,715)
Interest rates	Future contracts	10,998	(15,690)	4,914	(21,825)
Interest rates	Swaps	21,599	192,058	17,012	228,147
Financial hedge		124,205	(96,635)	122,322	(56,920)
Foreign currency	Future contracts	(3,899)	124	(40,063)	(5,650)
Foreign currency	Swaps / Non Deliverable Forwards	(103,270)	74,589	(112,859)	52,513
Fiscal hedge		(107,169)	74,713	(152,922)	46,863
Foreign currency	Future contracts	(127,292)	38,520	(172,339)	26,806
Foreign currency	Non Deliverable Forwards	(98,061)	-	(102,312)	-
		(225,353)	38,520	(274,651)	26,806
Total Derivatives		155,770	(137,592)	43,742	(112,423)

(iii) The result of R$364,087 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(225,353) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(107,169) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$124,205 was fully recorded in the financial results.

As of June 30, 2012, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts (i)	1,919,323	545,751	-	-	-	2,465,074
Foreign currency	Option to acquire	-	323,899	-	-	-	323,899
Foreign currency	Non Deliverable Forwards	835,507	286,984	-	-	-	1,122,491
Foreign currency	Deliverable Forwards	227,891	107,864	-	-	-	335,755
Commodity	Future contracts (i)	251,308	360,353	-	-	-	611,661
Commodity	Swaps	316,445	352,298	-	-	-	668,743
Operational hedge		3,550,474	1,977,149	-	-	-	5,527,623
Foreign currency	Future contracts (i)	433,872	-	-	-	-	433,872
Foreign currency	Swaps	(14,150)	38,160	-	-	-	24,010
Foreign currency	Non Deliverable Forwards	(292,124)	505,325	-	-	-	213,201
Interest rates	Future contracts (i)	70,000	-	-	(100,000)	-	(30,000)
Interest rates	Swaps	(202,069)	-	-	-	300,000	97,931
Financial hedge		(4,471)	543,485	-	(100,000)	300,000	739,014
Foreign currency	Swaps / Non Deliverable Forwards	(2,231,010)	(416,388)	-	-	-	(2,647,398)
Fiscal hedge		(2,231,010)	(416,388)	-	-	-	(2,647,398)
Foreign currency	Future contracts (i)	(733,227)	(505,325)	-	-	-	(1,238,552)
Foreign currency	Non Deliverable Forwards	(391,627)	-	-	-	-	(391,627)
Investment hedge		(1,124,854)	(505,325)	-	-	-	(1,630,179)
Total Derivatives		190,139	1,598,921	-	(100,000)	300,000	1,989,060

Purpose / Risk / Instruments		Fair Value
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts (i)	(76,844)	(19,262)	-	-	-	(96,106)
Foreign currency	Option to acquire	-	10,742	-	-	-	10,742
Foreign currency	Non Deliverable Forwards	(6,912)	1,909	-	-	-	(5,003)
Foreign currency	Deliverable Forwards	(1)	2,207	-	-	-	2,206
Commodity	Future contracts (i)	(610)	10,982	-	-	-	10,372
Commodity	Swaps	(101,864)	(62,520)	-	-	-	(164,384)
Operational hedge		(186,231)	(55,942)	-	-	-	(242,173)
Foreign currency	Future contracts (i)	(27,294)	-	-	-	-	(27,294)
Foreign currency	Swaps	(1,914)	(157,584)	-	-	-	(159,498)
Foreign currency	Non Deliverable Forwards	2,874	48,665	-	-	-	51,539
Interest rates	Future contracts (i)	-	-	-	(20)	-	(20)
Interest rates	Swaps	(142)	-	-	-	21,511	21,369
Financial hedge		(26,476)	(108,919)	-	(20)	21,511	(113,904)
Foreign currency	Swaps / Non Deliverable Forwards	(314,297)	(53,769)	-	-	-	(368,066)
Fiscal hedge		(314,297)	(53,769)	-	-	-	(368,066)
Foreign currency	Future contracts (i)	18,590	17,802	-	-	-	36,392
Foreign currency	Non Deliverable Forwards	(69,804)	-	-	-	-	(69,804)
Investment hedge		(51,214)	17,802	-	-	-	(33,412)
Total Derivatives		(578,218)	(200,828)	-	(20)	21,511	(757,555)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on June 30, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2012.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on June 30, 2012:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(96,106)	(720,617)	(1,377,414)	279,250
Foreign currency	Option to acquire	Dollar decrease	10,742	-	-	10,742
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(5,003)	(267,763)	(532,281)	43,487
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	2,206	(81,731)	(165,670)	18,801
Commodity	Future contracts	Commodity decrease	10,372	(136,335)	(285,600)	112,659
Commodity	Swaps	Dollar and Euro decrease	(164,384)	(308,750)	(467,910)	88,986
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(27,294)	(173,048)	(318,834)	44,217
Foreign currency	Swaps	Increase in tax interest	(137,472)	(137,472)	(137,472)	2,071
Foreign currency	Swaps	Dollar decrease	(22,026)	(22,026)	(22,026)	2,447
Foreign currency	Forwards	Dollar and Euro decrease	51,539	(104,848)	(261,235)	24,741
Interest rates	Future contracts	Increase in tax interest	(20)	(93)	(161)	-
Interest rates	Swaps	Increase in tax interest	21,369	(199,341)	(232,723)	14,425
Financial hedge
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(368,066)	(1,029,916)	(1,691,766)	269,805
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	36,392	(305,060)	(631,374)	126,226
Foreign currency	Non Deliverable Forwards	Dollar incrase	(69,804)	(183,974)	(281,881)	39,913

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(251,290)	(1,346,222)	(2,478,501)
Input purchase		251,290	1,346,222	2,478,501
Commodities hedge	Decrease on commodities price	10,372	(136,335)	(285,600)
Input purchase		(10,372)	136,335	285,600
Foreign exchange hedge	Dollar and Euro decrease	(1,255)	(32,639)	(64,774)
Capex purchase		1,255	32,639	64,774
Operational hedge		(242,173)	(1,515,196)	(2,828,875)
Operational purchase		242,173	1,515,196	2,828,875
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	2,219	(277,989)	(580,229)
Net debt		(2,219)	277,989	580,229
Interest rate hedge	Increase in tax interest	(116,123)	(336,813)	(370,195)
Interest expense		116,123	336,813	370,195
Financial hedge		(113,904)	(614,802)	(950,424)
Net debt and interest		113,904	614,802	950,424
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(368,066)	(1,029,916)	(1,691,766)
Fiscal expense		368,066	1,029,916	1,691,766
Fiscal hedge		(368,066)	(1,029,916)	(1,691,766)
Fiscal expense		368,066	1,029,916	1,691,766
Net effect		-	-	-

Investment hedge	Dollar increase	(33,412)	(489,036)	(913,257)
Fiscal expense		33,412	489,036	913,257
Investment hedge		(33,412)	(489,036)	(913,257)
Fiscal expense		33,412	489,036	913,257
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swap’s market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of June 30, 2012 the Company held R$588,789 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343,774 on December 31, 2011).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. Additionally, the Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(40,580) on June 30, 2012 (R$(55,618) on December, 31 2011), as presented below:

	06/30/2012			12/31/2011
Financial liabilities	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	-	-	-	473,676	492,535	(18,859)
International financing (other currencies)	598,198	598,198	-	140,646	140,646	-
BNDES/CCB	1,842,431	1,842,431	-	1,797,723	1,797,723	-
Bond 2017	304,899	330,873	(25,974)	298,124	301,662	(3,538)
Debentures	1,248,030	1,262,636	(14,606)	1,248,030	1,281,251	(33,221)
Fiscal incentives	146,228	146,228	-	135,504	135,504	-
Finance leasing	4,658	4,658	-	8,583	8,583	-
	4,144,444	4,185,024	(40,580)	4,102,286	4,157,904	(55,618)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of June 30, 2012, being approximately 110.29% for Bond 2017 and 101.17% for Debentures 2012 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011).

20. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2012	12/31/2011
Collateral given for own liabilities	1,145,506	899,845
Other commitments	429,540	438,835
	1,575,046	1,338,680

Commitments with suppliers	12,428,379	14,967,140
Commitments - Bond 17	300,000	-
	12,728,379	14,967,140

The collateral  provided for liabilities totaled approximately R$1.5 billion as at June 30, 2012 including R$556,746 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at June 30, 2012, R$588,789 in highly liquid financial investments or in cash (Note 19).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300,000 to 9.5% per year, maturing in 2017.

Future contractual commitments as at June 30, 2012 and December 31, 2011 are as follows:

	06/30/2012	12/31/2011
Less than 1 year	2,703,824	2,739,665
Between 1 and 2 years	1,679,637	2,164,954
More than 2 years	8,344,918	10,062,521
	12,728,379	14,967,140

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimated amounts of loss are as follows:

	06/30/2012	12/31/2011

PIS and COFINS	309,780	308,738
ICMS and IPI	2,428,574	2,167,401
IRPJ and CSLL	7,114,506	7,034,259
Labor	104,078	128,726
Civil	195,517	214,792
Others	763,631	755,663
	10,916,086	10,609,579

Lawsuits with possible loss likelihood:

There were no changes in the other main processes with possible likelihood of loss classification as of June 30, 2012, compared to those presented in the financial statements as at December 31, 2011 and as previously presented in the consolidated interim financial statements at March 31, 2012.

Contingent assets

As at June 30, 2012, the Company had no contingent assets, for which the probability of success is probable, which require to be disclosed.

22. ACQUISITIONS OF SUBSIDIARIES

Major corporate events in 2012:

(i)   Acquisition of Cervecería Nacional Dominicana

On May 11, 2012, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), to create the leading beverage company in the Caribbean through the combination of their businesses in the region.  Ambev’s initial indirect interest in CND was acquired through a cash payment of 1.0 billion US dollar and the contribution of Ambev Dominicana.  Separately, Ambev Brasil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V. (“Heineken”), for 237 million US dollar at July 17, 2012, the closing date, when Ambev became owned a total indirect interest of 51% in CND.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.  The provisional allocation of the purchase price included in the Statement of financial position as at June 30, 2012 is based on the current best estimates of AB InBev’s management and is based principally on valuations prepared by independent valuation specialists.  The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The transaction resulted in the provisional recognition of goodwill for an amount of approximately R$2.0 billion as at June 30, 2012. The factors that contributed to the recognition of goodwill include expected future profitability of acquired business, including synergies. Acquisition related costs amount to R$15,829 are included in the income statement and disclosed in the Note 16 – Special items.

The non-controlling interest was measured by acquirer using the criterion by current proportional participation afforded by the equity instruments in the amounts recognized of net identifiable assets of the acquired.

As of the completion date of the acquisition, CND contributed R$156,233 to the revenue and R$31,298 to the profit of the Company.  If the acquisition date had been January 1st, 2012 it is estimated that the revenue and profit would have been higher by R$265,265 and R$44,211, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call arrangement is in place, which may result in Ambev acquiring the remaining shares of CND. The put option granted to ELJ is exercisable annually, while Ambev's call option is exercisable annually as of 2019.  The put and call price is based on a formula which will take into account the Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of the consolidated operations in the Dominican Republic.

As of June 30, 2012 the put option owned by ELJ was valued at approximately R$2,0 billion and was recognized as a liability against equity in line with IFRS 3. No value was allocated to the call option owned by Ambev.

Ambev’s ownership interest in Ambev Dominicana changed from 100% to, approximately, 55%. As such change did not result in a change in control of the Ambev Dominicana, this transaction was accounted for as equity transactions. Thus, the carrying amount of the non-controlling interest was adjusted to reflect the change. The difference between the carrying amount by which the non-controlling interest was recorded and the fair value of the consideration paid was recognised in equity and attributed to the equity holders of Ambev.

As at 30 June 2012, the Company is in the process of assessing the goodwill deductibility for tax purposes.

(ii) Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise.

The following table summarizes the consideration paid for CND and  the provisional amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in CND, in addition of the detailing of the goodwill recognized on acquisition of Lachaise, both in 2012:

Assets	CND	Lachaise	Total
Current assets
Cash and cash equivalents	53,507	-	53,507
Trade and other receivables	97,948	257	98,205
Inventories	51,141	109	51,250
Assets held for sale	3,912	-	3,912
	206,508	366	206,874
Non-current assets
Trade and other receivables	592,130	-	592,130
Property, plant and equipment	682,247	-	682,247
Intangible assets	828,922	2,770	831,692
	2,103,299	2,770	2,106,069

Current liabilities
Trade and other payables	(113,567)	(417)	(113,984)
Interest-bearing loans and borrowings	(84,888)	-	(84,888)
	(198,455)	(417)	(198,872)
Non-current liabilities
Trade and other payables	-	(17,942)	(17,942)
Interest-bearing loans and borrowings	(434,235)	-	(434,235)
Deferred tax liabilities	(270,477)	-	(270,477)
Provisions	(39,442)	-	(39,442)
Employee benefits	(8,398)	-	(8,398)
	(752,552)	(17,942)	(770,494)

Net identifiable assets and liabilities	1,358,800	(15,223)	1,343,577
Goodwill on acquisition	2,074,209	25,224	2,099,433
Gains/(losses) of non-controlling interest´s share	(636,287)	-	(636,287)
Non-cash consideration	(297,914)	(2,000)	(299,914)
Cash (acquired)/disposed	(53,507)	-	(53,507)
Net cash outlflow/(inflow)	2,445,301	8,001	2,453,302

23. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required by its bylaws. Under the Company´s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to Management members in key functions are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2012	06/30/2011	06/30/2012	06/30/2011

Short-term benefits (i)	9,622	4,155	3,844	(4,606)
Share-based payments (ii)	18,130	10,771	9,147	3,646
Total key management remuneration	27,752	14,926	12,991	(960)

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Before January 1, 2003, Ambev operated deferred payment stock purchase plans. The option, however, was removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2011 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$73,500 in the period ended June 30, 2012 (R$62,046 as of June 30, 2011), of which R$65,360 (R$54,285 as of June 30, 2011) related to active employees and R$8,140 (R$7,760 as of June 30, 2011) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at June 30, 2012 was R$931,025 (R$1,041,990 at December 31, 2011) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64,800 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$6,425 maturing on January 28, 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$1,793 (R$1,087 as of June 30, 2011) and R$102,195 (R$84,363 as of June 30, 2011) as licensing income and expense, respectively.

f) Debentures

The Fundação Zerrenner has 1,329 debentures of the Company as of June 30, 2012, in the amount of R$13,570.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interest in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega.).

The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

	06/30/2012	12/31/2011
Current assets	182,301	124,808
Non-current assets	227,533	240,975
Current liabilities	290,916	217,760
Non-current liabilities	317,588	304,207
Result from operations	16,850	27,417
Income attributable to shareholders	(1,558)	12,782

Transactions with associates

Ambev transactions with associates were as follows:

	06/30/2012	06/30/2011
Net sales	7,635	5,561
Current liabilities	4,651	199

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

24. EVENTS AFTER THE BALANCE SHEET DATE

In the Board of Directors meeting held on July 26, 2012, after verification of the subscription and payment by the shareholders of the Company, of 4,264,064 newly issued ordinary shares and 3,328,579 newly issued preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 27, 2012, ratified an increase in the capital stock of the Company in the amount of R$432,285 and allocated the amount of R$318 as capital reserve, in the “Gain on shares issued Reserve” account. The newly issued shares shall participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

Additionally, was approved a capital increase in the amount of R$1,701, with no issuance of shares and under the authorized capital, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account.

As a result of the resolutions above, the capital stock of the Company was changed to R$12,176,962, divided into 3,126,754,547 shares, being 1,755,399,395 common shares and 1,371,355,152 preferred shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer